Amicus Therapeutics, Inc.

6 Cedar Brook Drive

Cranbury, NJ 08512

August 2, 2006

VIA EDGAR

Song P. Brandon

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Amicus Therapeutics, Inc. Registration Statement on Form S-1

(File No. 333-134191)

Dear Ms. Brandon:

The undersigned, as Chief Business Officer of Amicus Therapeutics, Inc. (the “Company”), hereby informs the Securities and Exchange Commission (the “Commission”) that the Company has determined, due to market conditions, not to proceed with the offering of shares of its common stock as contemplated in its Registration Statement on Form S-1 (File No. 333-134191) (the “Registration Statement”). Therefore, the Company hereby requests, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the Commission consent to the withdrawal of the Registration Statement, together with all amendments and exhibits thereto. This letter will serve to confirm on behalf of the Company that (i) no shares of common stock of the Company have been or will be issued or sold under the Registration Statement and (ii) the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

If you have any questions or comments or require further information or documentation regarding the foregoing, please do not hesitate to call the undersigned at (609) 662-2000 or Julio E. Vega, Esq. or Meerie M. Joung, Esq. of Bingham McCutchen LLP, counsel to the Company, at (617) 951-8901 and (617) 951-8840, respectively.

Very truly yours,

/s/ Matthew R. Patterson
Matthew R. Patterson
Chief Business Officer